FREE WRITING PROSPECTUS dated October 7, 2011 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-164694

USD 100,000,000.00 Increase of USD 500,000,000.00 Floating Rate Notes due October 7, 2013

Final Terms and Conditions

Issuer:	Eksportfinans ASA
Format:	SEC Registered Global Note
Rating:	Aa1 (outlook stable) (Moody’s) / AA (negative outlook) (Standard & Poor’s)†
Size:	USD 100,000,000.00, bringing the total outstanding to USD 600,000,000.00
Original CUSIP / ISIN:	282649BY7 / US282649BY75 (fungible on the Settlement Date)
Announcement Date:	October 7, 2011
Pricing Date:	October 7, 2011
Settlement Date:	October 17, 2011 (T+5)
Maturity:	October 7, 2013
Coupon:	3m USD Libor +20bps quarterly in arrear.
Interest Payment Dates:	October 7, January 7, April 7, July 7, commencing January 7, 2012. Interest will accrue from October 7, 2011.
Redemption Price:	100.00%
Re-offer Price:	99.842458 plus accrued interest from October 7, 2011.
Fees:	None
Accrued Interest:	10 days, USD 16,211.39
Net Proceeds:	USD 99,842,458.00 + Accrued Interest = USD 99,858,669.39
Business Days:	New York, London
Day Count Fraction:	Actual/360
Business Day Convention:	Modified following, adjusted
Denominations:	USD 100,000
Listing:	NYSE
Settlement:	DTC, Euroclear, Clearstream
Documentation:	US MTN Programme
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you the prospectus if you so request by calling toll-free 1-800-294-1322.